

November 8, 2013

Via E-mail
Shawn P. Clark
Chief Executive Officer
Key Link Assets, Corp.
216 South Jefferson, Suite LL1
Chicago, IL 60661

>   **Re: Key Link Assets, Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 23, 2013**
>   **File No. 333-190836**

Dear Mr. Clark:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure throughout the registration statement that you are registering the resale of 590,000 shares of common stock. However, according to the selling shareholders table on page 25, only 59,000 shares of common stock are being sold by selling shareholders. Please thoroughly revise your filing, including the filing fee table if appropriate, to ensure that it is consistent and accurate. In this regard, we note that the legal opinion may need to be revised in order to reference the correct number of shares covered by the registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

2. We note your response to comment 24 in our letter dated September 26, 2013 and your revised disclosure on page 33. We note you disclose in the second paragraph on page 33

that your projected financial requirements for the next 12 months are $163,500. We also note that you continue to disclose on page 27 that anticipated expenses of the offering are $30,000. Your balance sheet at June 30, 2013 reflects cash of $27 and accounts payable of $34,541. It is unclear how your minimal amount of cash will be sufficient to fund your offering costs, service your accounts payable and fund your planned expenditures for the next 12 months. Accordingly, as previously requested, please revise your disclosure in Management's Discussion and Analysis to provide a more focused discussion of your viable plan to continue in business as a going concern for the twelve months succeeding the anticipated effective date of the offering. Please refer to Section 607.02 of the Codification of Financial Reporting Releases.

Financial Statements, page F-1

3. We remind you of the updating requirements of Rule 8-08 of Regulation S-X which are applicable to your financial statements and financial information included in your registration statement. You will need to update your financial statements and financial information in the event of a delay in the effectiveness of your registration statement beyond November 12, 2013.

Exhibits

4. Please file Exhibit 10.1, "Key Link Asset Corp. 2010 Incentive Compensation Plan". We note your reference in the Exhibit Index that this exhibit has been previously filed. However, it was not included in the exhibits filed on August 27, 2013 with the Registration Statement on Form S-1.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director